Commission File Number 001-31914
EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Fifth Meeting of the Third
Session of the Board of Directors
The fifth meeting (the “Meeting”) of the third session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on February 26, 2010 at the conference room located at 2F of the Company. The directors were notified of the Meeting by way of a written notice dated February 8, 2010. Of the eleven directors of the Company, Yang Chao, Chairman and executive director of the Company, Wan Feng, Lin Dairen and Liu Yingqi, executive directors of the Company, Miao Jianmin, Shi Guoqing and Zhuang Zuojin, non-executive directors of the Company, Ma Yongwei, Sun Changji and Bruce D. Moore, independent directors of the Company, participated in the Meeting in person; and Sun Shuyi, independent director of the Company, participated in the Meeting through conference call. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.
The Meeting was presided over by Chairman Mr. Yang Chao. The directors who participated in the Meeting passed the following resolutions after sufficient review and discussion:
I. Passed the Proposal on the Change of Accounting Policies for Onshore Financial Reports and First-time Application of International Financial Reporting Standards (“IFRS”) to Offshore Financial Reports
The Board consented to the change of accounting policies for onshore financial reports and first-time application of IFRS to offshore financial reports. Independent directors of the Company gave independent opinions to agree on this proposal. Please refer to Appendix A attached hereto for details.

Commission File Number 001-31914
Voting result: 11 for, 0 against, with no abstention
II. Passed the Proposal on Anti-Money Laundering Report for the Year of 2009
Voting result: 11 for, 0 against, with no abstention
III. Passed the Proposal on Amendments to the Information Disclosure Rules of the Company and the Material Information Internal Report System of the Company
Voting result: 11 for, 0 against, with no abstention
IV. Passed the Proposal on the Suggestions at the Second Meeting of the Third Session of Risk Management Committee
Voting result: 11 for, 0 against, with no abstention
V. Passed the Proposal on the Nomination of Ms. Liu Hui as a Non-executive Director of Sino-Ocean Land
The Board agreed to nominate Ms. Liu Hui, general manager of the investment management department of the Company to act as a non-executive director of Sino-Ocean Land. Please see Appendix B for Ms. Liu Hui’s resume.
Voting result: 11 for, 0 against, with no abstention
At the Meeting, directors of the Company were also debriefed about the Report on the Company’s Operation Status in 2009 and Concepts for the Company’s Operation in 2010.
Appendices:
A. A description of the change of accounting policies for the onshore financial reports and first-time application of IFRS to offshore financial reports of the Company
B. Resume of Ms. Liu Hui
Board of Directors of China Life Insurance Company Limited
February 26, 2010

Commission File Number 001-31914
Appendix A:
A Description of the Change of Accounting Policies for Onshore Financial Reports and First-time
Application of IFRS to Offshore Financial Reports of the Company
I. Change of Accounting Policies for Onshore Financial Reports
On August 7, 2008, the Ministry of Finance of the People’s Republic of China (the “MOF”) issued “No.2 Interpretation of Accounting Standards for Business Enterprises” (“No. 2 Interpretation”), requiring listed companies which issue both A shares and H shares to, save for certain differences in relation to the reversal of impairment losses of long-term assets and disclosures in relation to related party transactions, use the same accounting policies to report a particular transaction in their A share and H share financial reports (the use of different accounting treatments in A share and H share financial reports is prohibited). On January 5, 2009, China Insurance Regulatory Commission (the “CIRC”) issued a Circular on the Implementation of the No.2 Interpretation in the Insurance Sector, which requires insurance companies make appropriate changes to accounting policies that cause differences between onshore and offshore financial reports when preparing their 2009 annual financial reports, such that the same accounting policies and estimates will apply to a particular transaction, thereby eliminating differences between onshore and offshore financial reports. On December 22, 2009, the MOF officially promulgated the Regulations regarding the Accounting Treatment of Insurance Contracts, which regulates issues relating to, inter alia, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts, and requires insurance companies to adopt such regulations beginning with the preparation of their 2009 annual financial reports and retrospectively adjust the financial reports for the past years. On January 25, 2010, the CIRC promulgated a Circular on the Implementation of the No. 2 Interpretation in the Insurance Sector, which provided industrial regulatory rules regarding the implementation of No. 2 Interpretation.
To implement the aforesaid regulatory rules, the Company has decided to change the accounting policies for onshore financial reports to accurately and fairly reflect the financial conditions and operation results of the Company.
II. First-time Application of IFRS to Offshore Financial Reports
In order to enhance the quality of the Company’s accounting information and meet the regulatory requirements of different jurisdictions where the Company is listed, the Company has decided to adopt IFRS as issued by the International Accounting Standards Board beginning with the preparation of its 2009 offshore financial reports. The Hong Kong Stock Exchange allows listed companies to adopt IFRS to prepare its financial reports, and the rule release titled “Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with IFRS without Reconciliation to U.S. GAAP”, which was issued by the U.S. Securities and Exchange Commission and became effective in 2008, provides that foreign private issuers listed in the U.S. are not required to reconcile their financial statements to U.S. GAAP if they adopt IFRS. Therefore, adoption of IFRS for offshore financial reports would be in compliance with the regulatory requirements of both Hong Kong and the U.S.
III. Major Accounting Policies for the 2009 Financial Reports
Through the change of accounting policies for onshore financial reports and the first-time application of IFRS to offshore financial reports, the same accounting policies and estimates would be adopted in the consolidated financial reports of onshore and offshore financial reports, to confirm, calculate and report a particular transaction.

Commission File Number 001-31914
The accounting policies for the insurance business of the Company involve, inter alia, the unbundling of mixed insurance contracts, tests for significant insurance risks and the calculation of reserves for insurance contracts. Details are set out as below:
1. Unbundling of insurance contracts and the significant insurance risk test
i. For a contract that contains both insurance and non-insurance risks, and the insurance component and non-insurance component can be separated and separately measured, the Company will unbundle those components. The insurance risk component is an insurance contract; the non-insurance risk component is not an insurance contract.
ii. If the insurance risk component and non-insurance risk component can not be separated or can be separated but not separately measured, the Company will conduct the significant insurance risk test. If there is significant insurance risk, the entire contract is an insurance contract; if there is insignificant insurance risk, the entire contract is not an insurance contract.
2. Measurement of insurance contract liabilities
i. The Company measures insurance contract liabilities at balance sheet date. Life insurance contract liabilities include reserve for life insurance contracts and reserve for long-term health insurance contracts. Non-life insurance contract liabilities include unearned premium reserve and reserve for claims and claim adjustment expenses.
ii. The Company’s insurance contract liabilities are measured on the basis of reasonable estimates of future payouts that will be required to fulfill the insurance contract obligations by the insurer.
iii. Margin effects are considered by the Company and measured separately when determining the insurance contract liabilities, and are recognized in current period profit by systematic and reasonable approaches. The Company does not recognize day one gain. The Company will recognize day one loss in current period profit.
iv. The Company will consider impact of time value on the insurance contract liabilities. Future cash flows will be discounted if there is significant time value impact. Company will determine the discount rate based on currently available information at the balance sheet date and will not lock-in the discount rate.
v. The Company will estimate the cash flows for the insurance contracts and for the related reinsurance contracts separately based on the contract term of reinsurance contracts, and will recognize reserves ceded to reinsurers as assets.
There are no significant changes in the Company’s accounting policies related to other business.
After preliminary calculations, the Company estimates that according to onshore financial reports under the new accounting policies, income from the insurance business will decrease and net profit attributable to shareholders will relatively increase.

Commission File Number 001-31914
Appendix B:
Resume of Ms. Liu Hui
Ms. Liu Hui is of Han Nationality, from Shan Xi province of China. She was born in February 1970, and is a member of the Chinese Communist Party. Ms. Liu Hui graduated from Tsinghua University with a Master’s degree, with a major in business management. She is a senior economist.
Ms. Liu Hui began her career in August 1992. Prior to joining the Company, she was a deputy chief and then chief of the head office of China Construction Bank. From June 2005, Ms. Liu Hui was an assistant to the department general manager, deputy department general manager and department general manager China Life Asset Management Company Ltd. Since February 2009, Ms. Liu Hui was general manager of the investment management department of the Company.